EXHIBIT 1.01

BLINDSPOT ALERT, INC.
1 Hampshire Court
Newport Beach, California 92660

July 29, 2009

Mr. Tom Ziglar
Zig Ziglar Corporation
5055 West Park Blvd., Suite 700
Plano, TX 75093

Dear Tom:

This letter agreement (the “Agreement”) contains the terms that our companies have agreed upon in connection with Zig Ziglar Corporation (the “Company”) acting as an advisor to us for training and media presentations.

The Agreement will be effective as of July 2, 2009.

The terms of Exhibit A, which are incorporated into this Agreement by reference, contains the terms that we have agreed upon.  Additionally, I have attached Exhibit B which is the stock purchase agreement, which is also incorporated into this Agreement, which the Company, The Zig Ziglar Family Trust and Blindspot Alert, Inc. will execute pursuant to which 1,000,000 shares of common stock will be issued as consideration for the Company’s services.

We are pleased to be working with you and the Company and we will begin to schedule the necessary meetings to begin the process.

If you are in agreement with the terms contained herein, including Exhibits A and B, then please sign a copy of this Agreement and Exhibit B and return the two to me.

You should receive the stock certificates within the next 10 business days.

Very truly yours,

/s/ Clifton H. Jolley, Ph.D.

Clifton H. Jolley, Ph.D.
President

Agreed to and accepted this 29th day of July, 2009.

By: /s/ Tom Ziglar
Name:  Tom Ziglar
Its:  CEO

EXHIBIT A

1.	This Agreement will be for the period of two years beginning July 2, 2009.

2.	The Ziglar Family Trust shall receive a total of One million (1,000,000) shares of $.001 par value common stock (the “Shares”) of Blindspot Alert, Inc. (“Blindspot Alert”).

3.	The Agreement will be in the name of the Company, 5055 West Park Blvd., Suite 700, Plano, TX 75093.

4.	The Shares, if sold, shall be sold as follows:

(a)	At the end of 6 months from the effective date of the Agreement, 35,000 shares

(b)	At the end of 9 months from the effective date of the Agreement, 35,000 shares

(c)	At the end of 12 months from the effective date of the Agreement, 180,000 shares.

(d)	At the end of 15 months from the effective date of the Agreement, 125,000 shares.

(e)	At the end of 18 months from the effective date of the Agreement, 125,000 shares.

(f)	At the end of 21 months from the effective date of the Agreement, 125,000 shares.

(g)	At the end of 24 months from the effective date of the Agreement, 125,000 shares.

(h)	The balance may be sold after 24 months.

5.
All Blindspot Alert training by Zig Ziglar will be non-exclusive.  Zig Ziglar is not prohibited from training and affiliating with any other company, so long as that company’s products do not directly compete with Blindspot Alert.

6.	All training will remain the property of the Company, used by the non-exclusive limited license of this Agreement.

7.	Zig Ziglar will introduce segments and to make brief introductions and endorsements of Blindspot Alert.

8.	The Company will immediately begin to source from its library audio, video, and other materials that may be used for the purpose stipulated in item 7 and elsewhere in this Agreement.

9.
Zig Ziglar will make at least two (2) personal appearances a year at Blindspot Alert events in the Dallas area. Appearances will be by mutual agreement and as Zig Ziglar’s health permits the appearance. As time and opportunity permit, Zig Ziglar may elect to appear at additional venues for the purpose of promoting Blindspot Alert.

10.
Access to the Ziglar video and audio library will be given to Blindspot Alert for promotional purposes. Insofar as possible, production of the audios, videos, and other materials will be at the Company’s production facility.

11.
Unlimited access to Ziglar branding for all external media/advertising and internal training/motivation: video, audio, print, broadcast, and Internet.  This includes use of his name, photograph, and other images.

Ex. A - Page 1

12.
Subject to the terms of this Agreement, all right, title, interest in, all copyrights, trademarks, service marks used in connection with and/or contained in the Ziglar video and audio library and/or used in or on the materials to be produced pursuant to this Agreement, are solely and exclusively owned by Zig Ziglar and/or the Company (the “Ziglar Intellectual Property”).  Blindspot Alert shall use the Ziglar Intellectual Property during the term of this Agreement for the purposes contained within this Agreement.  Blindspot Alert shall not acquire any right, title or interest in the Ziglar Intellectual Property by virtue of this Agreement or otherwise.  Blindspot Alert acknowledges that Zig Ziglar and/or the Company retain all goodwill associated with the Ziglar Intellectual Property.  Blindspot Alert hereby assigns and agrees to assign to Zig Ziglar all of Blindspot Alert’s right, title and interest in the Ziglar Intellectual Property.  Blindspot Alert shall not in any way or at any time dispute or attack the validity or harm or contest the rights of Zig Ziglar and/or the Company in and into any of the Ziglar Intellectual Property.  Blindspot Alert shall not register or attempt to register any Ziglar Intellectual Property or any portion thereof with the United States Patent and Trademark Office, the United States Copyright Office or any state, foreign or international government body or agency.  Any unauthorized use of the Ziglar Intellectual Property by Blindspot Alert shall be deemed a breach of the Agreement.  Notwithstanding the limited license granted hereunder to Blindspot Alert to use the Ziglar library and Ziglar Intellectual Property as expressly permitted herein, nothing herein shall be construed as an assignment or grant to BlindSpot Alert any title in or to the Ziglar Intellectual Property or any portion thereof.

13.	All advertising/promotional/motivational projects/products/tools that are created pursuant to this Agreement must be pre-approved by the Company.

14.	Endorsement will extend to future products, upon Zig Ziglar’s review and approval of product performance and ethical centering.

15.
This Agreement is contingent upon the ethical centering of Blindspot Alert products, performance, and management. The product has been represented as working, and Zig Ziglar is assured of prompt and effective customer service.  The reputation of Zig Ziglar and the Company have been established over a period of nearly half a century and will not be associated with any product or service that does not fulfill the reasonable expectations of customers and distributors.

16.
Zig Ziglar may withdraw endorsement in the event of any reputational, ethical or moral issues raised by the media or by regulatory agencies as regards Blindspot Alert, its products, customer service, etc.  The Blindspot Alert delivery of products that work and services in a timely manner is fundamental to Zig Ziglar’s endorsement.  In the event Blindspot Alert is demonstrated by regulatory or media investigation to have broken laws, violated the public trust, or taken action which could damage the reputation of Zig Ziglar or the Company, Zig Ziglar and the Company may withdraw endorsement and this Agreement will automatically terminate.  (This shall not include the occasional negative story in the press or regulatory letters or requirements.)

17.
In the event the ethical stipulations of this Agreement are breached by Blindspot Alert and the endorsement of Zig Ziglar is withdrawn and the Agreement is terminated, the Shares issued at the commencement of this Agreement shall be consider paid in full.

18.	Over the first 120 days of the Agreement, the Company will create and deliver to Blindspot Alert a library of materials to be used at Blindspot Alert’s will over the 2 years of the Agreement.

19.	Blindspot Alert will have access to the Ziglar library of audio and video tools and resources for the purposes of training and motivation.

20.	Whenever possible, Blindspot Alert will refer customers back to Ziglar Training Systems to buy books, tapes, etc.

Ex. A - Page 2

21.	All production costs of creating, broadcasting, and otherwise making use of Zig Ziglar and the Ziglar materials pursuant to the terms of this Agreement will be paid by Blindspot Alert.

22.	Blindspot Alert will do as much of the production as feasible in the Ziglar studios at a most-favored rate of $75 per hr., which includes engineer and all costs except for materials (tape stock, etc.)

23.	The Ziglar Family Trust will be given 10 family licenses of the WebSafetyPC program to be distributed at its discretion.

24.	The Ziglar Family Trust will be given 10 family CellSafety licenses to be distributed at its discretion.

25.	The Ziglar Family Trust will be given one founding position in the binary compensation plan of Blindspot Alert.

26.	Zig Ziglar will provide not fewer than one production/performance per month at the Company’s studio.

27.
In the event Zig Ziglar is taken ill or made unavailable through unfortunate event, the Company may fulfill this Agreement using existing materials from the Ziglar library and by representation of the Company representatives.

28.
The Company will have control of any solicitations of the Ziglar mailing list.  The Company will task its mailing list for customer solicitations.  Unless otherwise agreed to by the Company, the Company mailing list will not be used for the purpose of recruiting distributors.

29.
Purchases made through Ziglar channels, referrals, and/or in direct response to Zig Ziglar invitation will be made and paid through The Ziglar Family Trust founder’s position, per direction of The Ziglar Family Trust, with the understanding that there will be many persons responding to Blindspot Alert either entirely or in part due to the Zig Ziglar endorsement which will be sponsored and/or sold through other distributor channels.

30.	All Zig Ziglar assets discussed herein will be used only by mutual agreement and with the pre-approval of the Company.

31.
In the event Zig Ziglar is required to travel, Blindspot Alert will provide and pay for first class travel for up to four (4) persons.  Blindspot agrees to pay for in advance any and all reasonable travel expenses incurred or to be incurred by Zig Ziglar in connection with this Agreement, including hotel, meals and airfare.

32.
Insofar as Blindspot Alert uses video conferencing as a high resolution tool of communication, Blindspot Alert will use the Ziglar 2.0 VideoConferencing System for Training/Marketing Communications on a most-favored fee basis.

33.
Blindspot Alert will carry out its obligations in a manner complementary to and consistent with the image of Zig Ziglar, comply with all applicable laws, and will refrain from taking or engaging in any action that will, or may reasonably be expected to, harm or diminish the reputation or goodwill associated with Zig Ziglar, the Company or the Ziglar Intellectual Property.

34.
The parties acknowledge that a breach of this Agreement by a party will result in irreparable and continuing damages to the other party for which there will be no adequate remedy at law.  Accordingly, in the event of any such breach, the non-breaching party shall be entitled to injunctive relief and/or an order for specific performance, without bond, with respect to such breach.  The breaching party shall not oppose such relief on the grounds that there is an adequate remedy at law, and such right shall be cumulative and in addition to any other remedies at law or in equity (including monetary damages) which a party may have upon the breach of this Agreement.

Ex. A - Page 3

35.	THIS AGREEMENT IS TO BE INTERPRETED ACCORDING TO AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS WITHOUT GIVING EFFECT TO CONFLICTS OF LAWS PROVISIONS.

36.
Blindspot Alert each agrees that it will indemnify and hold harmless Zig Ziglar, the Company and its officers, directors, agents, employees and affiliates (“Ziglar Indemnified Parties”) from all suits, actions, charges and expenses, including attorneys’ fees and costs that may be sustained by reason of or arising either Blindspot Alert’s breach of this Agreement.

Ex. A - Page 4

EXHIBIT B

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (“Agreement”) is entered into as of July 2, 2009, between Blindspot Alert, Inc., a Nevada corporation (“Company”) and the Ziglar Family Trust (“Investor”).

WHEREAS, Company desires to issue 1,000,000 shares, $.001 par value common stock (the “Shares”) to The Ziglar Family Trust in connection with the letter agreement dated July 2, 2009; and services they have supplied and will supply; and

WHEREAS, the Shares issued to Investor will be issued in a private placement without registration under the Securities Act of 1933, as amended (“Act”), in reliance on one or more exemptions from the registration requirements under the Act;

NOW THEREFORE, in consideration of the foregoing recitals and the respective covenants and representations contained herein, the parties hereto, intending to be legally bound, agree as follows:

1.     Stock Purchase.

(a)     Purchase.  Company agrees to authorize, issue and deliver to Investor, a total of 1,000,000 Shares in return for services rendered and to be rendered to Company pursuant to the letter agreement, effective July 2, 2009.

(b)     Payment and Delivery.

(i)     Deliveries By Investor. As soon as practicable after the execution hereof (“Closing”), Investor will deliver to Company: (A) an original of this Agreement fully executed by Investor, (B) stock certificate questionnaire attached as Exhibit A to this Agreement, and (C) all other documents, instruments and writings required to be delivered by Investor to Company hereunder or otherwise required in connection herewith.

(ii)    Deliveries By Company. Within 10 business days of the Closing, Company will deliver to Investor: (A) a stock certificate evidencing the number of Shares purchased by Investor hereunder, or an irrevocable instruction to its stock transfer agent, to issue same, (B) an original of this Agreement fully executed by Company, and (C) all other documents, instruments and writings required to be delivered by Company to Investor hereunder or otherwise required in connection herewith.

(c)     Limited Lock-Up Periods.

(i)     Until such time as the Shares are sold, Investor will not directly or indirectly make or participate in any short sale of Shares of Company’s common stock, including without limitation any “short sales” as defined in Rule 200 under Regulation SHO, whether or not short exempt, or sales of a long position.

(ii)    Notwithstanding Rule 144, Investor agrees that the Shares may only be sold according to the time period and amounts contained in Exhibit A to the letter agreement effective July 2, 2009.

2.     Representations and Warranties of Company. Company represents and warrants to Investor that:

(a)     Corporate Power and Authority. Company has the corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery by Company of this Agreement, and the consummation by Company of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Company. This Agreement has been duly executed and delivered by Company and constitutes a valid and binding obligation of Company enforceable against it in accordance with its terms, subject to the effects of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and to the application of equitable principles in any proceeding, legal or equitable.

(b)     Shares. Upon authorization, issuance and delivery as contemplated hereunder, the Shares will be duly authorized, validly issued, fully paid and non-assessable, free of all liens, encumbrances and preemptive and similar rights and other restrictions on transfer, other than those arising under applicable state and federal securities laws.  The authorized capital stock of Company consists of 300,000,000 shares of common stock and 25,000,000 shares of preferred stock, of which approximately 60,000,000 common shares and 4,000,000 preferred shares are issued and outstanding, respectively.

(c)     Organization and Qualification. Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada, and has all necessary corporate power and authority to carry on its business as it is now being conducted. Company is duly qualified as a foreign Company to do business, and is in good standing, in each jurisdiction where it is doing or will do business, or the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on Company.

(d)     Non-Contravention. The execution, delivery and performance by Company of this Agreement and the consummation of the transactions contemplated hereby will not, to Company’s knowledge: (i) violate any provision of Company’s articles or bylaws, each as currently in effect, (ii) violate, conflict with or result in the breach of any of the terms of, result in a material modification of the effect of, otherwise, give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both constitute) a default under, any material contract or other agreement to which Company is a party or by or to which Company or any of Company’s assets or properties may be bound or subject, (iii) violate any order, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body by which Company, or the assets or properties of Company are bound, or (iv) violate any statute, law or regulation.

3.     Representations and Warranties of Investor.  Investor hereby represents and warrants to Company that:

(a)     No Prior Sales of Company Stock. Investor have not directly or indirectly made or participated in any sale of shares of Company’s common stock within thirty (30) days prior to the date of execution of this Agreement, including without limitation any short sales or sales of a long position.

(b)     Authority Relative to Agreement. Investor has all requisite power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery by Investor of this Agreement and the consummation by Investor of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Investor. This Agreement has been duly executed and delivered by Investor and constitutes a valid and binding obligation of Investor, enforceable against Investor in accordance with its terms, subject to the effects of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and to the application of equitable principles in any proceeding, legal or equitable.

(c)     Accredited Investor Status.

(i)     Investor is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D promulgated under the Act, and is highly sophisticated in business and financial matters including, without limitation, private equity investments in development stage and startup companies.

(ii)    Investor is acquiring the Shares for Investor’s own account, for investment purposes only and without a view toward the further sale or distribution.

(iii)   Investor has made an independent due diligence investigation of Company at a reasonable time prior to the execution of this Agreement, and has had the opportunity to ask questions and receive answers concerning the business and affairs of Company and the terms and conditions of the sale of the Shares, and to obtain any additional information deemed necessary by Investor.

(iv)   Investor, (A) has such knowledge and experience in financial and business matters that Investor is capable of evaluating the merits and risks of making an investment in the Securities, and of protecting Investor’s own interests in connection with the investment, (B) has read and fully understands this Agreement, the letter agreement, effective July 2, 2009 and the transactions described therein, (C) is aware that Company  is subject to substantial risks and uncertainties, including without limitation, (i) the Company has discontinued its prior business as described in the Company’s SEC reports, (ii) the Company has started a new business which is in the development stage and the Company has no experience in the marketplace in which the new business will enter, (iii) the Company has only a few employees at this time and must hire the necessary personnel to run and operate the business; and (iv) there is no certainty that the new business may reach break-even or have any financial success whatsoever, (D) realizes that an investment in the Shares is highly speculative and includes a high degree of risk, and (E) is able to bear the loss of the entire amount of Investor’s investment in the Shares.

(d)     Restricted Securities. Investor understand that the Shares are characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from Company  in a transaction not involving a public offering and that under such laws and applicable regulations the Shares may be resold without registration under the Act and applicable state law only in certain limited circumstances. Investor understands that Investor is accepting the Shares for investment purposes only and without the view toward the further distribution of such securities except pursuant to a registration statement that may be effective permitting the public offer or sale of such securities, or pursuant to an exemption from registration under federal and applicable state laws. In the event Investor does attempt to offer or sell the Shares in the circumstances contemplated by the preceding sentence, Investor will do so only in accordance with the requirements of federal and applicable state laws and interpretations thereof and Section 1(c)(ii) of this Agreement.

(e)     No Brokers or Finders. Except as disclosed in writing to Company, no person, entity, broker, finder, investment banker or other intermediary, has been retained by or is authorized to act on behalf of Investor, or is entitled to or could reasonably be expected to be entitled to any brokerage, finder’s or other fee or commission from Company or Investor in connection with the negotiation, preparation, execution or delivery of this Agreement or the transactions contemplated hereby.

4.     General.

(a)     Restrictive Legends. Each certificate representing the Shares will contain, in addition to any legends required under applicable securities laws, a legend substantially to the following effect:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION, OR THE SECURITIES COMMISSION OF ANY STATE, IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO THE REGISTRATION REQUIREMENTS OF THE ACT, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THE SHARES MAY ALSO BE SUBJECT TO OTHER CONDITIONS AND RESTRICTIONS.

(b)     State Securities Laws. The sale of the securities which are the subject of this agreement has not been qualified with the commissioner of Corporations of the State of California and the issuance of the securities or the payment or receipt of any part of the consideration therefor prior to the qualification is unlawful, unless the sale of securities is exempt from the qualification by section 25102 of the California Corporations Code. The rights of all parties to this agreement are expressly conditioned upon the qualification being obtained unless the sale is so exempt.

(c)     Amendments and Waivers. No modifications or amendments to, or waivers of, any provision of this Agreement may be made, except pursuant to a document signed by Company and Investor.

(d)     Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, then, if possible, such illegal, invalid or unenforceable provision will be modified to such extent as is necessary to comply with such present or future laws and such modification will not affect any other provision hereof; provided that if such provision may not be so modified, such illegality, invalidity or unenforceability will not affect any other provision, but this Agreement will be reformed, construed and enforced as if such invalid, illegal or unenforceable provision had never been contained herein.

(e)     Expenses. Each party will pay all costs and expenses incurred by it in connection with the execution and delivery of this Agreement and the transactions contemplated hereby, including fees of legal counsel.

(f)     Further Assurances. Each party to this Agreement will do and perform or cause to be done and performed all such further acts and things and will execute and deliver all such agreements, certificates, instruments and documents as the other party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(g)     Arbitration. Any controversy, dispute or claim of any nature whatsoever arising out of, in connection with or in relation to this Agreement, including the issue of arbitrability of any such disputes, will be resolved by binding arbitration before a retired judge at JAMS in Santa Ana, California.  If Investor is not a United States resident, the UNCITRAL Arbitration Rules will apply.  The prevailing party in any dispute will be entitled to recover all attorney’s fees, costs and expenses in addition to other allowable costs.

(h)     Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto will be governed by, and construed in accordance with, the internal law of the State of Nevada, without regard to conflicts of laws.

(i)     Counterparts. This Agreement may be executed in counterparts, each of which will be an original and all of which together will constitute one and the same instrument.

(j)     Entire Agreement. This Agreement and its Exhibits and the Related Agreements collectively constitute the entire agreement among the parties with respect to the transactions contemplated hereby, thereby and related matters and collectively supersede any prior or contemporaneous negotiations, understandings or agreements, both oral and written, with respect hereto or thereto.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

Investor:

The Ziglar Family Trust	Company
UA 06/03/1992
Blindspot Alert, Inc.

By: /s/ Hilary H. Ziglar	By: /s/ Rowland W. Day II
Name: The Ziglar Family Trust	Rowland W. Day II
Its: Trustee	Its: CEO

Shares issued:  1,000,000

EXHIBIT A

BLINDSPOT ALERT, INC.

STOCK CERTIFICATE QUESTIONNAIRE

Please provide us with the following information:

1.	The exact name that the Shares are to be registered in (this is the name that will appear on the stock certificate(s)). You may use a nominee name if appropriate:

2.	The relationship between the Purchaser of the Shares and the Registered Holder listed in response to item 1 above:

3.	The mailing address, telephone and telecopy number of the Registered Holder listed in response to item 1 above:

4.	The Tax Identification Number or Social Security Number of the Registered Holder listed in response to item 1 above: